EXHIBIT 14

URON INC.

CODE OF ETHICS FOR PRINCIPAL EXECUTIVE OFFICER AND
SENIOR FINANCIAL OFFICERS

URON Inc. expects the highest ethical conduct from its principal executive officer and senior financial officers. Your full compliance with this Code is mandatory. In addition, you are expected to foster a culture of transparency, integrity and honesty among all employees.

Conflicts of Interest

As a URON principal executive officer or senior financial officer, you must avoid any investment, interest or association that interferes, might interfere, or might appear to interfere, with your independent exercise of judgment in URON's best interests.

Situations in which your personal interests conflict with your independent exercise of judgment on behalf of URON may include (1) situations in which you can use your position at URON for personal gain (e.g. causing URON to enter into a business transaction with your relatives or friends) or (2) situations which develop into actual or potential conflicts due to factors beyond your control (e.g. the bank at which your wife is an executive in commercial lending is acquired by URON's principal lender). Situations in the first category are strictly prohibited. Situations in the second category should be disclosed immediately to the Board of Directors for a determination on procedures to avoid impairment of independent judgment on behalf of URON.

If you have concerns about any situation, follow the steps outlined in the Section on "Reporting Violations."

Accurate Public Disclosures

Full, fair, accurate, timely and understandable disclosures in URON's periodic reports and press releases is legally required and is essential to the success of our business. You are required to exercise the highest standard of care in preparing such URON public disclosures. The following guidelines are intended to be instructive but are not comprehensive:

•	All URON accounting records, as well as reports produced from those records, must comply with applicable laws, regulations, and industry standards.

•	All records, including accounting records, must fairly and accurately reflect the transactions or occurrences to which they relate.

•	All accounting records must fairly and accurately reflect, in reasonable detail, URON's assets, liabilities, revenues and expenses.

•	URON's accounting records must not contain any false or intentionally misleading entries.

•	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

•	No information should be concealed from the independent auditors.

Compliance

You are expected to comply with both the letter and spirit of all applicable governmental laws, rules and regulations.

If you fail to comply with this Code, with URON's Code of Business Conduct and Ethics, and/or with any applicable laws, you will be subject to disciplinary measures, up to and including immediate discharge from URON.

Reporting Violations

Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow associates. If you are powerless to stop suspected misconduct or discover it after it has occurred, you must report it to the appropriate level of management at your location.

If you are still concerned after speaking with your local management or feel uncomfortable speaking with them (for whatever reason), you must (anonymously, if you wish) send a detailed note, with relevant documents, to URON Inc., at 9449 Science Center Drive, New Hope, Minnesota 55428 (attention: Chairman of the Board of Directors).

Your calls, detailed notes and/or e-mails will be dealt with confidentially. You have the commitment of URON and of the Board of Directors that you will be protected from retaliation.

Retaliation by anyone against any reporting person will not be tolerated.

Changes and Waivers

In accordance with the rules of the U.S. Securities and Exchange Commission, any change to, or waiver of, this Code must be immediately publicly disclosed.

Conclusion

In the final analysis, there are no universal rules or easy answers. Ask yourself whether your actions could be questioned by supervisors, associates, clients, family and the general public. If you are uncomfortable with your answer, discuss the situation with the Board of Directors (See Reporting Violations) before proceeding.

URON Inc.
9449 Science Center Drive
New Hope, Minnesota 55428
763-504-3000